08028029

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8- 53246

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOVEREIGN SECURITIES CORPORATION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 MARKET STREET, CONCOURSE LEVEL
(No. and Street)

PHILADELPHIA (City) PENNSYLVANIA (State) 19102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AMEDEO G. PICCIONI (267) 256-2871
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST + YOUNG LLP
(Name – *if individual, state last, first, middle name*)

2001 MARKET STREET (Address) PHILADELPHIA (City) PENNSYLVANIA (State) 19103 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AMEDEO G. PICCIONI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOVEREIGN SECURITIES CORPORATION, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Amedeo G. Piccioni
Signature

CHIEF FINANCIAL OFFICER
Title

Adrienne Yost Hart
Notary Public

NOTARIAL SEAL
ADRIENNE YOST HART
Notary Public
CITY OF PHILADELPHIA, PHILADELPHIA COUNTY
My Commission Expires Aug 26, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Sovereign Securities Corporation, LLC

We have audited the accompanying statement of financial condition of Sovereign Securities Corporation, LLC (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

February 26, 2008

Sovereign Securities Corporation, LLC

Statement of Financial Condition

December 31, 2007

Assets	
Cash and cash equivalents	$ 3,893,803
Cash segregated under federal and other regulations	250,000
Securities owned, at market value (cost $69,897,138)	69,779,174
Receivables from customers	100,463,669
Receivables from broker-dealers	3,713,523
Due from affiliate – deferred tax asset	63,294
Accrued interest receivable	609,785
Fixed assets (at cost, net of accumulated depreciation of $303,880)	59,689
Other assets	414,968
Total assets	$ 179,247,905
Liabilities and member's interest	
Liabilities:	
Payables to customers	$ 111,080,078
Payables to broker-dealers	10,442,896
Due to affiliate – other	387,531
Due to affiliate – deferred tax liability	113,881
Accrued liabilities	689,457
Other liabilities	90,008
Total liabilities	122,803,851
Member's interest	56,444,054
Total liabilities and member's interest	$ 179,247,905

See accompanying notes.

Sovereign Securities Corporation, LLC

Notes to Statement of Financial Condition

December 31, 2007

1. Organization and Nature of Business

Sovereign Securities Corporation, LLC (the Company), is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company is a wholly-owned subsidiary of Sovereign Bank (the Parent), which in turn is a wholly owned subsidiary of Sovereign Bancorp, Inc. (SBI), a multi-billion dollar thrift holding company headquartered in Philadelphia, Pennsylvania. The Company is located in Philadelphia, Pennsylvania, and has additional sales offices in Boston and Hyannis, Massachusetts.

The Company primarily provides transaction arrangement services. Transaction arrangement services are primarily provided to professional portfolio managers at institutional clients, including broker-dealers, banks, depository institutions, insurance companies, money managers, and retirement funds. The Company also provides underwriting services for government agency and municipal security offerings. Additionally, the Company enters into agent transactions by acting as the intermediary between parties for various investment and derivative transactions, whereby it earns arrangement fees. The Company also acts as principal in certain investment transaction services.

2. Significant Accounting Policies

Securities Transactions

Securities transactions in regular-way trades are recorded at market value on a trade-date basis. Securities are valued based on prices obtained from third-party pricing sources and third-party valuation models.

Contractual securities commitments represent firm commitments to purchase and sell securities when issued. These commitments are stated at market value beginning on their trade date, and gains are included in other assets and losses are included in other liabilities in the statement of financial condition.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments, including government money market funds, with a maturity date of three months or less that are not held for sale in the ordinary course of business. The carrying amount of cash and cash equivalents in the statement of financial condition approximates its fair value.

Derivative Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures, and certain options, are based on quoted market prices. At December 31, 2007, the Company owned no derivatives for which a quoted market price was not available.

Derivatives used for economic hedging purposes may include swaps, forwards, futures, and options. The Company does not apply hedge accounting as defined in Financial Accounting Standards Board (FASB) Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, as all financial instruments are marked to market. Therefore, disclosures required in paragraphs 44 and 45 of the Statement are generally not applicable with respect to these financial instruments.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years.

Income Taxes

The Company accounts for income taxes in accordance with FAS 109. Under this pronouncement, deferred taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. Significant Accounting Policies (continued)

Income Taxes (continued)

The Company is included in the consolidated federal income tax return filed by SBI. Federal income taxes are calculated as if the Company filed on a separate-return basis, and the amount of current tax or benefit calculated is either remitted to or received from SBI. At December 31, 2007, the Company had deferred tax liabilities of $113,881, due primarily from the vesting of stock incentive plans, and deferred tax assets of $63,294.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

3. New Accounting Policies

In September, 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands the required disclosures about an entity's fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The provisions of SFAS No. 157 should be applied prospectively upon initial adoption. The Company's adoption of SFAS No. 157 did not have a significant impact on its statement of financial condition.

The Company adopted FASB issued Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*, an interpretation of FASB Statement No. 109, *Accounting for Income Taxes* (FAS 109). FIN 48 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return and also revises disclosure requirements to include an annual tabular rollforward of unrecognized tax benefits. The adoption of FIN 48 had no impact on the Company.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities-Including an Amendment of FASB Statement No. 115*. SFAS No. 159 permits entities to irrevocably choose to measure many financial instruments and certain other items at fair value. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 159 did not have a material effect on the statement of financial condition.

4. Receivables from and Payables to Broker-Dealers

Amounts receivable from and payable to broker-dealers at December 31, 2007 consist of the following:

	Receivables	Payables
Forward securities transactions sold and purchased	$ 3,563,920	$ 9,084,258
Securities failed-to-deliver/receive	149,603	1,324,732
Equity margin on futures positions	–	33,906
	$ 3,713,523	$ 10,442,896

5. Receivables from and Payables to Customers

Amounts receivable from and payable to customers at December 31, 2007 consist of the following:

	Receivables	Payables
Forward securities transactions sold and purchased	$ 99,778,567	$ 100,833,116
Securities failed-to-deliver/receive	652,165	10,232,176
Other	32,937	14,786
	$ 100,463,669	$ 111,080,078

6. Securities Owned

Securities owned consist of trading securities with market values at December 31, 2007 as follows:

U.S. Government obligations	$ 992,992
State and municipal obligations	66,720,120
Asset-backed securities	2,066,062
	$ 69,779,174

Included in securities owned at December 31, 2007 are U.S. Government obligations with a market value of $992,992 on deposit and pledged as collateral at clearing organizations and depositories.

7. Income Taxes

The results of the Company's operations are included in the Parent's consolidated U.S. Federal income tax returns. The Company is not subject to state income taxes. In accordance with the Parent's Intercompany Tax Sharing Agreement, the Company reimburses the Parent for all taxes generated by the Company that are paid by the Parent. During the year ended December 31, 2007, the Parent overpaid the Company its tax benefit, resulting in the Company owing $75,142 to the Parent. This amount is included in the net due to affiliate on the statement of financial condition. The Company's effective tax rate differs from the statutory rate due primarily from income earned on tax-exempt investments.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, the Company may not allow advances to affiliates, the withdrawal of equity capital or payment of dividends if such payment would result in aggregate indebtedness greater than 10 times net capital or if net capital would fail to be at least 120% of the minimum required net capital.

At December 31, 2007, the Company had net capital of $52,766,560, which was $44,973,875 in excess of its required net capital of $7,792,685. The Company's aggregated indebtedness to net capital ratio was 2.22 to 1.

9. Cash and Securities Segregated Under Federal and Other Regulations

Pursuant to Rule 15c3-3 of the SEC, the Company is required to deposit cash or acceptable equivalents in a special bank account for the exclusive benefit of its customers. At December 31, 2007, the Company segregated and secured $250,000 in this account in accordance with federal and other regulations.

10. Financial Instruments and Concentrations of Credit Risk

Financial instruments recorded at fair value on the Company's statement of financial condition include securities owned. Other financial instruments are recorded by the Company at contract amounts and include receivables from and payables to broker-dealers, receivables from and payables to affiliates and customers, and bank loans from affiliates. Financial instruments are carried at contract amounts which approximate fair value since they have short-term maturities, are re-priced frequently, or bear market interest rates.

10. Financial Instruments and Concentrations of Credit Risk (continued)

The Company periodically uses derivatives as financial instruments, which primarily include futures contracts, whose value is based upon an underlying asset, index or reference rate. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The Company records its futures derivative activities at market value and changes in unrealized gains and losses are included in receivables from or payables to broker-dealers on the statement of financial condition. These derivative financial instruments are used to economically hedge other positions or transactions and are subject to varying degrees of market risk.

Additionally, the Company enters into various transactions involving other types of derivatives and off-balance sheet financial instruments including delayed deliveries, mortgage-backed to-be-announced securities (TBAs), and securities purchased and sold on a when-issued basis (when-issued securities). These derivative financial instruments are used to conduct trading activities and to manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company did not have any of these types of financial instruments at December 31, 2007.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest rates.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review and monitor, as necessary, the credit standing of each counterparty as well as the exposure to each counterparty.

10. Financial Instruments and Concentrations of Credit Risk (continued)

As of December 31, 2007, the gross contractual or notional amounts of derivative financial instruments used for trading purposes was $7,000,000, and was comprised of exchange-traded futures contracts. The gross unrealized loss associated with these contracts was $33,906 at December 31, 2007, and is included in payables to broker-dealers.

11. Related Party Transactions

The Company enters into securities transactions with affiliates.

The Company entered into a Management and Expense Agreement (the Agreement) with its Parent. Under the Agreement, the Parent provides various administrative services to the Company, including payroll, accounting, procurement, payment processing, and facilities. In return, the Company reimburses the Parent for amounts due under the Agreement on a monthly basis.

During the year, the Company incurred $3,524,604 for compensation expenses (exclusive of 401(k) and other benefit program expenses), $265,764 of facilities-related expenses, and $261,672 of other administrative costs under the Agreement. As of December 31, 2007, the Company owed the Parent $311,765 for these services. This amount is included in due to affiliate on the statement of financial condition.

On August 27, 2002, the Company entered into a $200,000,000 line of credit agreement with its Parent. The line of credit has an interest rate equal to the federal funds rate, is payable on demand, has no stated maturity, and is adjustable if mutually agreed upon by the Company and the Parent. At December 31, 2007, no amount was outstanding under the line of credit agreement.

Employees of the Company participate in 401(k) and other benefit programs of the Parent. The Company reimburses its Parent for its proportionate share of the cost of such plans on a monthly basis.

Additionally, certain key employees of the Company participate in various restricted stock and other equity-based plans offered by the Parent. Participants are determined annually at the discretion of the Parent, and stock awards vest over a period ranging from three to five years, depending on the award, provided the employee meets certain conditions. The Company reimburses its Parent for its share of equity-based expense on a monthly basis.

11. Related Party Transactions (continued)

The statement of financial condition of the Company could be materially different in the absence of its relationship with its Parent.

12. Commitments

The Company is committed to pay technology and vendor expenses under noncancelable leases with minimum rental payments.

The future minimum lease commitments of the Company are as follows:

2008	$ 647,127
2009	41,227
	$ 688,354

At December 31, 2007, the Company had no commitments to purchase or to sell when-issued debt securities at future issue dates.

END